116 Huntington Avenue

Boston, MA 02116

May 17, 2007

BY EDGAR AND BY FAX (202) 772-9205

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Hauber
Robert S. Littlepage, Jr.

Re:	American Tower Corporation (File No.: 001-14195)
Form 10-K for Fiscal Year Ended December 31, 2006, filed February 28, 2007

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), please find below responses to the comments provided to American Tower by the staff of the Commission (the “Staff”) in a letter dated April 25, 2007 (the “Letter”) relating to American Tower’s Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics. Where applicable, the Company addressed the comments of the Staff by including additional disclosure in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “Form 10-Q”), filed on May 8, 2007. For your reference, the Company has set forth in its responses below the additional disclosure included in the Form 10-Q, as well as where such new disclosure can be found in the Form 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 2. Stock-Based Compensation, page F-16

Remediation Plan Related to Review of Stock Option Granting Practices and Related Accounting, page F-19

1.

Tell us how you accounted for each of the actions taken in 2006 and 2007 with respect to your remediation plan to eliminate the excess benefit received by your current and former officers and members of your Board of Directors. Specifically, tell us and disclose, in future filings, the accounting impact of your amendment to the options to increase the exercise price of outstanding options, the collection of the excess benefit received upon exercise of vested options, and the surrender of certain vested options.

RESPONSE:

As set forth in the 2006 Form 10-K, pursuant to the remediation plan (the “Remediation Plan”) approved by the Company’s Board of Directors in December 2006, certain current and former members of Company management and the Board of Directors (collectively, “Management”) were requested to take steps to eliminate any benefit received from options that were granted to them at prices below the fair market value of the Company’s Class A common stock on the legal grant date (“Discounted Options”), as determined by the Special Committee of the Board of Directors that reviewed the Company’s stock option granting practices and related accounting with the assistance of independent legal counsel and forensic auditors. This was to be accomplished by the following means: (i) for exercised options, by such members of Management compensating the Company for the amount of such benefit, after reduction for any taxes paid (“Excess Benefit”), either through a cash payment or cancelling vested in-the-money options having an equivalent value; and (ii) for unexercised options, by such members of Management amending their options to increase the exercise price, without any compensation therefor.

Accounting Treatment Related to Excess Benefit Recovery For Exercised Options and Option Surrender Agreements

All members of Management who realized an Excess Benefit upon exercise of a Discounted Option entered into option surrender agreements pursuant to which they agreed to surrender to the Company vested in-the money options having an equivalent value to the Excess Benefit; no members of Management utilized the cash payment option. The surrender of options pursuant to the Remediation Plan could reasonably be viewed as either forfeitures or cancellations. The Company did not distinguish between these characterizations for accounting purposes, as the accounting result is identical in each case, as set forth below.

If the surrender of options was deemed to be a forfeiture, the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“FAS 123R”), paragraph 43, would apply, which states: “The total amount of compensation cost recognized at the end of the requisite service period for an award of share-based compensation shall be based on the number of instruments for which the requisite service has been rendered.” The application of paragraph 43 (as set forth in paragraphs A89-A90) would require the Company to estimate at the grant date the number of options for which the requisite service is expected to be rendered, as well as an estimated forfeiture rate. If these estimates change, it should be accounted for as a change in estimate, and the cumulative effect should be recognized in the period of change. As all such options were fully vested at the time of surrender, the requisite service had already been rendered by such members of Management. Accordingly, the Company did not change its estimated forfeiture rate, and no change in compensation cost was required to be recognized.

If the surrender of options was deemed a cancellation, the provisions of FAS 123R, paragraph 57, would apply, which states: “A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.” As all such options were fully vested at the time of surrender, no unrecognized compensation cost remained outstanding, and accordingly, no additional expense was recognized.

Accordingly, whether the options surrendered by Management were deemed to be forfeited or cancelled, the accounting result was the same: no additional compensation expense or any other adjustments to the Company’s financial statements were required.

Accounting Treatment Related to Unexercised Options

Current Employees or Directors—With respect to members of Management who were current employees or Directors at the time of such remediation, the accounting treatment for the modification of unexercised stock options is governed by FAS 123R, paragraph 29. The sole modification of such stock options was to increase the exercise price, which served to remove any excess benefit that had not yet been realized. According to FAS 123R, paragraph 51, which relates to modifications of awards of equity instruments:

“A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. The effects of a modification shall be measured as follows:

a. Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Statement over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.”

Further, FAS 123R, paragraph 51, requires that total recognized compensation cost attributable to an award that has been modified be no less than the grant-date fair value of the original award. By increasing the exercise price of the options, the result of the modification was to decrease the fair value of the options. As a result, no incremental value was provided to members of Management. Accordingly, the unamortized compensation cost for these options was not affected and will continue to be expensed to the income statement, as the options continue to vest in accordance with their terms.

Former Employees—With respect to members of Management who were not current employees or Directors at the time of such remediation, the accounting treatment for the modification of unexercised stock options is outlined by FSP 123R-1, paragraph 5, which states:

“A freestanding financial instrument issued to an employee in exchange for past or future employee services that is subject to Statement 123R or was subject to Statement 123R upon initial adoption of that Statement shall continue to be subject to the recognition and measurement provisions of Statement 123R throughout the life of the instrument, unless its terms are modified when the holder is no longer an employee. Modifications of that instrument shall be subject to the modification guidance in paragraph A232 of Statement 123R. Following modification, recognition and measurement of the instrument should be determined through reference to other applicable GAAP.”

The guidance provided by paragraph A232 of FAS 123R, governs such modifications and states:

“An entity may modify (including cancel and replace) or settle a fully vested, freestanding financial instrument after it becomes subject to Statement 150 or other applicable GAAP. Such a modification or settlement shall be accounted for under the provisions of this Statement unless it applies equally to all financial instruments of the same class regardless of whether the holder is (or was) an employee (or an employee’s beneficiary). Following the modification, the instrument continues to be accounted for under Statement 150 or other applicable GAAP.”

As the modifications did not apply to all instruments of the same class, the Company accounted for the modifications under FAS 123R. As described above, by increasing the exercise price of the options, the result of the modification was to decrease the fair value of the options. Thus, the Company did not record any incremental expense, and no reduction of previously recorded expense is permitted under FAS 123R despite the decrease in fair value of the vested options. As these options were exercised immediately after modification, there is no subsequent accounting treatment to be considered.

In the Form 10-Q, the Company included the additional disclosure set forth below (on page 9), and the Company intends to include consistent disclosure in future periodic reports filed with the Commission, as applicable:

“The option amendments described above are treated as option modifications subject to SFAS No. 123R. However, as these options were amended to increase the exercise price and no other consideration was received as a result of this exchange, the result was a decrease in the fair value of such options. Accordingly, no incremental value was provided and no additional compensation cost was recorded by the Company. As the surrender of vested in-the-money options pursuant to the remediation plan involved the surrender of unexercised options, no additional paid in capital was ever paid by such individuals or received by the Company.”

Tax Consequences under Internal Revenue Code Section 409A, page F-20

2.	We note that you made cash payments on behalf of certain employees for taxes and penalties associated with the options that were granted with exercise prices below the quoted market price on the date of grant. You also gave holders of outstanding options a cash payment for the difference in the option’s exercise price between the amended option and the original price. Explain to us your basis in GAAP for recording these payments as reductions of additional paid-in capital instead of as an increase to stock-based compensation expense.

RESPONSE:

As a result of the review of its stock option granting practices, the Company determined that a number of stock options were granted with exercise prices below the quoted market price of its Class A common stock on the date of grant.

Cash Payments for Taxes and Penalties

As set forth in the 2006 Form 10-K, the Company made cash payments on behalf of certain non-executive employees for taxes and penalties that such employees incurred upon exercise of affected options as a result of unfavorable personal tax consequences under Section 409A of the Internal Revenue Code (“Section 409A”). The Company made approximately $0.8 million of cash payments in January 2007 on behalf of such individuals. The Company recorded this $0.8 million in the fourth quarter of 2006 as a selling, general, administrative and development expense. However, the disclosure on page F-20 of the 2006 Form 10-K was incorrect, as it indicated that such payments were recorded as a reduction to additional paid-in capital. Disclosure related to this transaction was amended in the Form 10-Q as set forth below (on page 9), and the Company intends to include consistent disclosure in future periodic reports filed with the Commission, as applicable:

“In order to compensate the Company’s non-executive employees who previously exercised affected options and already incurred taxes and penalties under Section 409A, the Company made cash payments on behalf of such individuals for these taxes in January 2007 for an aggregate of approximately $0.8 million, which was recorded as selling, general, administrative and development expense in the Company’s consolidated financial statements in the fourth quarter of 2006.”

Cash Payments Related to Increases in Exercise Price

As set forth in the 2006 Form 10-K, in order to remedy the unfavorable personal tax consequences under Section 409A on holders of outstanding affected options, the Company conducted a tender offer in December 2006 for such options, pursuant to which the Company offered to amend the affected options to increase the option exercise price to the quoted market price on the revised grant date, and to give the option holders (excluding officers and Directors) a cash payment for the difference in option exercise price between the amended option and the original price. In January 2007, the Company paid an aggregate of approximately $3.9 million in cash to holders of options that were amended in the tender offer.

According to FAS 123R, paragraph 51, “a modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value.” Paragraph 56 further establishes that “the cancellation of an award accompanied by the concurrent grant of a replacement award or other valuable consideration shall be accounted for as a modification of the terms of the cancelled award. Therefore, incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date.” Using the Black-Scholes option-pricing model, the Company determined that the pre-modification fair value of the original options prior to cancellation was $80.3 million and the fair value of the post-modification grant was $77.0 million. Taking into account the “other valuable consideration” of $3.9 million in cash, participants in the tender offer received $80.9 million in total consideration in exchange for options with an aggregate fair value of $80.3 million, an incremental benefit of approximately $0.6 million. As set forth on page F-20 of the 2006 Form 10-K, the portion of this amount that related to vested options ($0.3 million) was expensed in the quarter ended December 31, 2006, while the remaining amount is being amortized over the remaining life of the unvested stock options. The impact of this modification on the consolidated statement of operations is also disclosed on page 9 of the Form 10-Q.

The Company determined that the remaining portion of the cash payment (representing the difference between the $80.3 million and the $77.0 million noted above) made to employees should be recorded as a cash settlement of a portion of the original award, as a portion of the intrinsic value of the award was settled with cash. Paragraph 55 of FAS 123R, states that “the amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost.” The Company recorded the $3.9 million cash payment as a reduction in additional paid-in capital, as set forth on page F-20 of the 2006 Form 10-K. However, the net reduction of additional paid-in capital resulting from this transaction is $3.3 million, as the total incremental benefit of $0.6 million to be recorded as stock-based compensation expense over the vesting period of the options will result in an increase in additional paid-in capital as such expense is recorded.

In response to the Staff’s comment, the Company considered additional interpretations of paragraph 55 of FAS 123R regarding the impact that the cash settlement may have on the timing of the recognition of the $80.9 million in post-modification value noted above. For vested options, the settlement had no accounting impact on the timing of expense recognition. For unvested awards, however, no future service was required to earn the cash payment, which suggests that a portion of the unvested awards would effectively be vested. Paragraph 55 of FAS 123R continues: “…An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.” Accordingly, the Company determined that $0.6 million of additional pre-tax compensation expense should have been recorded during the quarter ended December 31, 2006, based on this interpretation of paragraph 55. The impact of recording such expense would have less than a 1% impact on reported operating income and less than a 2% impact on reported net income for both the year ended and quarter ended December 31, 2006; additionally, reported earnings per share would not change for either period. While the impact of this error is immaterial both quantitatively and qualitatively to the financial statements as a whole, the Company intends to reflect this additional expense in its consolidated statement of operations for the quarterly period ended June 30, 2007.

Note 11. ATC International Transactions, page F-40

3.	We note the purchases of the minority interests in your subsidiaries, ATC Mexico Holding Corp. and ATC South America Holding Corp., from your officers and employees were at fair market value. Please explain to us how you determined the fair market value of the stock in these transactions. Also, with respect to each subsidiary and each purchase transaction, tell us how the methodologies and assumptions utilized when estimating fair value differed from what was utilized when estimating the fair value of the shares of stock when they were originally sold (or when the stock options were issued) to your officers and employees. Explain to us the reasons for any differences in your assumptions and methodologies.

RESPONSE:

The Company conducts its operations in Mexico through its subsidiary ATC Mexico Holding Corp. (ATCM) and in Brazil through its subsidiary ATC South America Holding Corp. (ATCSA). As there was no public market for the stock of ATCM and ATCSA, the Company determined the fair value of these entities in connection with the transactions referenced in the Staff’s comment above with the assistance of independent third-party financial advisors (“financial advisors”) that conducted valuation analyses and provided fairness opinions, as discussed in more detail below.

ATC Mexico – Prior to the sale of any equity interests in ATCM, the Company obtained an appraisal (the “Initial Valuation”) from an independent third-party financial advisor to assist it in determining the fair market value of such interests. In the Initial Valuation, the Company obtained an appraisal of the value of a 12% interest in ATCM as of June 30, 2001, and based on such valuation, in October 2001, sold an 8.8% interest to Mr. Gearon and reserved a 3.2% interest for issuance pursuant to the ATCM Stock Option Plan. The Company entered into a Stockholder/Optionee Agreement (the “2001 Agreement”) with Mr. Gearon with respect to this transaction in October 2001, and each of the recipients of options (the “Optionholders”) granted pursuant to the ATCM Stock Option Plan became parties to the 2001 Agreement.

In January 2004, Mr. Gearon exercised his right under the 2001 Agreement to require the Company to repurchase his equity interest in ATCM at its then fair market value. In accordance with the 2001 Agreement, the vesting of all options granted pursuant to the ATCM Stock Option Plan accelerated in full in connection with the exercise of this put right, and in March 2004, all of such options were exercised by the Optionholders. The 2001 Agreement provided that, with respect to the repurchase of the ATCM equity interests by the Company, the fair market value would be based on 15 times the Adjusted EBITDA for ATCM, unless the Board of Directors determined, after consultation with Mr. Gearon, that such valuation methodology no longer reflected the fair market value of ATCM. In March 2004, the Company and Mr. Gearon considered the then prevailing circumstances and agreed that the methodology in the 2001 Agreement overvalued ATCM and that the fair market value of ATCM should be based on 13 times the Adjusted EBITDA for ATCM. The Company obtained an independent fairness opinion in March 2004 with respect to this valuation (the “Gearon Repurchase Valuation”) from its financial advisors.

In October 2004, the Optionholders exercised their put rights with respect to shares of ATCM received upon exercises of options granted under the ATCM Stock Option Plan. The Company determined that there had been no change in the fair market value of ATCM relative to Company’s fair market value since the Gearon Repurchase Valuation and used this valuation in repurchasing the interests of the Optionholders. The Company obtained a bring-down fairness opinion from the financial advisor in October 2004 affirming this determination (the “Option Repurchase Valuation”).

In determining the fair market value of ATCM in connection with the Initial Valuation, the Gearon Repurchase Valuation and the Option Repurchase Valuation, a discounted cash flow methodology and a market analysis methodology were employed as part of each valuation analysis. In each case, the discounted cash flow methodology was conducted in a similar manner, with weighted average cost of capital (“WACC”) assumptions determined in consideration of the unique risk profile, debt and equity market conditions, and the relative stage of business development of a tower company operating in Mexico. In each case, the market analysis methodology was also conducted in a similar manner, using a guideline company analysis that considered trading multiples of the largest publicly traded U.S. tower companies (including American Tower), as well as weighting relative market values for public equities in the U.S. as compared to Mexico, where public equity markets generally trade at a discount to the U.S. equity market. A relative country value was utilized, since no publicly traded tower companies existed in Mexico and there was minimal precedent for tower transactions in Mexico other than those of ATCM. In each case, the financial advisors based the valuation conclusions on an average of the combined results of the discounted cash flow and market analysis methodologies discussed above, as opposed to sole reliance on the results of a single methodology. The Company determined these methodologies were reasonable and appropriate in each valuation performed.

Based on these valuation analyses, the financial advisors affirmed the Company’s determination that the value of ATCM had increased significantly between the Initial Valuation and the Gearon Repurchase Valuation, based on improvements in the business and operations of ATCM, as well as in the market generally. Not only did ATCM cash flows improve, but overall business stability improved, as evidenced by a growing and more diversified customer base. In addition, market conditions in Mexico improved relative to the U.S., resulting in an increase in the value of Mexican companies. In conducting the valuation analyses, the financial advisors considered the impact of these and other factors on the discounted cash flow methodology and market analysis methodology, as set forth below:

•

Cash flow improved considerably due to the growth of the business and economies of scale. The trailing twelve month (“TTM”) EBITDA increased from $21.5 million as of the Initial Valuation to $59.8 million as of the Gearon Repurchase Valuation. There were also significantly lower levels of future capital expenditures projected due to significant upfront investments in ATCM made prior to the Gearon Repurchase Valuation.

•

The relative country value discount used in determining enterprise value to EBITDA multiples declined significantly due to reductions in the risk premium of relevant Mexican equities as compared to relevant U.S. equities, thus increasing the market multiple applied in determining ATCM’s valuation and decreasing the WACC utilized in the discounted cash flow analysis.

Additionally, the market outlook for U.S. tower companies also improved materially during the interval between the Initial Valuation and the Gearon Repurchase Valuation, including that of American Tower, which also contributed to the overall increase in the valuation of ATCM.

In each case, the financial advisors used similar inputs in conducting their valuation analyses. Given the improvements in ATCM’s business, in the market outlook for the tower industry and in the relative trading values of the U.S. and Mexican equity markets, the assumptions used to determine these inputs did change between the Initial Valuation and the Gearon Repurchase Valuation, but there were no significant variances in the methodologies utilized by the financial advisors in conducting their valuation analyses.

ATC South America – Prior to the sale of any equity interests in ATCSA, the Company obtained an appraisal (the “Brazil Initial Valuation”) from an independent third-party financial advisor to assist it in determining the fair market value of such interests. In the Brazil Initial Valuation, the Company obtained an appraisal of the value of ATCSA as of October 31, 2003, and based on such valuation, sold a 1.6% interest to Mr. Gearon and reserved a 10.3% interest for issuance pursuant to the ATCSA Stock Option Plan. The Company entered into a Stockholder/Optionee Agreement (the “2004 Agreement”) with Mr. Gearon with respect to this transaction in January 2004, and each of the recipients of options (the “Brazil Optionholders”) granted pursuant to the ATCSA Stock Option Plan became parties to the 2004 Agreement. As a result of improvements in the business and outlook of ATCSA subsequent to October 2003, the Company updated the Brazil Initial Valuation in connection with the sale to Mr. Gearon of an interest in ATCSA and the grant of options under the ATCSA Stock Option Plan.

In October 2005, Mr. Gearon exercised his right under the 2004 Agreement to require the Company to repurchase his equity interest in ATCSA at its then fair market value. In accordance with the 2004 Agreement, the vesting of all options granted pursuant to the ATCSA Stock Option Plan accelerated in full in connection with the exercise of this put right, and in October 2005, all of such options were exercised by the Brazil Optionholders. The 2004 Agreement provided that, with respect to the repurchase of the ATCSA equity interests by the Company, the fair market value would be based on 15 times the Adjusted EBITDA for ATCSA, unless the Board of Directors determined, after consultation with Mr. Gearon, that such valuation methodology no longer reflected the fair market value of ATCSA. In February 2006, the Company and Mr. Gearon considered the then prevailing circumstances and agreed that the methodology in the 2004 Agreement overstated the value of ACTSA and the fair market value of ATCSA should be based on 11 times the Adjusted EBITDA for ATCSA. The Company obtained an independent fairness opinion in February 2006 with respect to this valuation (the “Brazil Repurchase Valuation”) from its financial advisors.

In April 2006, the Brazil Optionholders exercised their put rights with respect to shares of ATCSA received upon exercises of options granted under the ATCSA Stock Option Plan. The Company determined that there had been no change in the fair market value of ATCSA since the Brazil Repurchase Valuation and used this valuation in repurchasing the interests of the Brazil Optionholders. The Company obtained a bring-down fairness opinion from the independent financial advisor in April 2006 affirming this determination (the “Brazil Option Repurchase Valuation”).

In determining the fair market value of ATCSA in connection with the Brazil Initial Valuation, the Brazil Repurchase Valuation and the Brazil Option Repurchase Valuation, a discounted cash flow methodology and a market analysis methodology were employed as part of each valuation analysis. In each case, the discounted cash flow methodology was conducted in a similar manner, with WACC assumptions determined in consideration of the unique risk profile, debt and equity market conditions, and the relative stage of business development of a tower company operating in Brazil. In each case, the market analysis methodology was also conducted in a similar manner, using a guideline company analysis that considered trading multiples of the largest publicly traded U.S. tower companies (including American Tower), as well as weighting relative market values for public equities in the U.S. as compared to Brazil, where public equity markets generally trade at a discount to the U.S. equity market. A relative country value was utilized since no publicly traded tower companies existed in Brazil and there was minimal precedent for tower transactions in Brazil other than those of ATCSA. In each case, the financial advisors based their valuation conclusions on an average of the combined results of the discounted cash flow and market analysis methodologies discussed above, as opposed to sole reliance on the results of a single methodology.

Based on these valuation analyses, the financial advisors affirmed the Company’s determination that the value of ATCSA increased significantly between the Brazil Initial Valuation and the Brazil Repurchase Valuation, based on improvements in the business and operations of ATCSA, as well as in the market generally. Not only did ATCSA cash flows improve, but overall business stability improved, as evidenced by a growing and more diversified customer base. In addition, market conditions in Brazil improved relative to the U.S., resulting in an increase in the value of Brazilian companies. In conducting the valuation analyses, the financial advisors considered the impact of these and other factors on the discounted cash flow methodology and market analysis methodology, as set forth below:

•

Cash flow improved considerably due to the growth of the business and economies of scale. The TTM EBITDA increased from $8.1 million as of the Brazil Initial Valuation to $22.1 million as of the Brazil Repurchase Valuation. Projected growth rates did not change materially under the Brazil Repurchase Valuation, but higher base cash flows had a positive impact on the increase in the valuation.

•

The relative country value discount used in determining enterprise value to EBITDA multiples declined significantly due to reductions in the risk premium of relevant Brazilian equities as compared to relevant U.S. equities, thus increasing the multiple applied in determining ATCSA’s valuation.

•

WACC increased 28%, primarily due to a lower debt-to-equity ratio assumption, consistent with the trend among publicly held, U.S.-based tower companies. Accordingly, the increase in WACC had a negative impact on overall valuation.

Additionally, the market outlook for U.S. tower companies also improved materially during the interval between the Brazil Initial Valuation and the Brazil Repurchase Valuation, including that of American Tower, which also contributed to the overall increase in the valuation of ATCSA.

In each instance, the financial advisors used similar inputs in conducting their valuation analyses. Given the improvements in ATCSA’s business and in the relative trading values of the U.S. and Brazilian equity markets, the assumptions used to determine these inputs did change between the Brazil Initial Valuation and the Brazil Repurchase Valuation, but there were no significant variances in the methodologies utilized by the financial advisors in conducting their valuation analyses.

*        *        *        *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned or Bradley E. Singer, Chief Financial Officer, at (617) 375-7500.

Very truly yours,

/s/ Jean A. Bua
Jean A. Bua Executive Vice President, Finance and Corporate Controller
cc:	Bradley E. Singer
Edmund DiSanto, Esq.
Nathaniel B. Sisitsky, Esq.
American Tower Corporation
Thomas V. Milbury
Deloitte & Touche LLP
Sandra L. Flow
Cleary Gottlieb Steen and Hamilton LLP